Exhibit 99.1

Advantage Announces Annual Meeting Voting Results on Election of Directors

(TSX: AAV, NYSE: AAV)

CALGARY, May 29, 2018 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce that on May 29, 2018 it held its annual general and special meeting of shareholders (the "Meeting").  A total of 161,059,835 common shares (approximately 86.50% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of six nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with the number and percentage of common shares represented at the Meeting voting by way of ballot in favour or withheld from voting for the individual nominees as follows:

	FOR		WITHHELD
	Number	Percentage	Number	Percentage
Jill T. Angevine	148,550,991	97.88%	3,211,542	2.12%
Stephen E. Balog	149,098,287	98.24%	2,664,246	1.76%
Grant B. Fagerheim	149,078,117	98.23%	2,684,416	1.77%
Paul G. Haggis	149,074,435	98.23%	2,688,098	1.77%
Andy J. Mah	150,589,340	99.23%	1,173,193	0.77%
Ronald A. McIntosh	148,462,811	97.83%	3,299,722	2.17%

For complete voting results, please see our Report of Voting Results available on SEDAR at www.sedar.com.

View original content:http://www.prnewswire.com/news-releases/advantage-announces-annual-meeting-voting-results-on-election-of-directors-300656052.html

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2018/29/c8824.html

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 or Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 19:09e 29-MAY-18